Mail Stop 6010

June 5, 2007

Veronica Tarrant
Interim Chief Financial Officer
Iris International, Inc.
9172 Eton Avenue
Chatsworth, CA 91311

>   **Re: Iris International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2006**
>   **Filed March 23, 2007**
>   **File No. 001-11181**

Dear Ms. Tarrant:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Martin James
                                Senior Assistant Chief Accountant